December 5, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:

Alexion Pharmaceuticals, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed February 29, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed October 30, 2008

Form DEF 14A

Filed on April 4, 2008

File No. 000-27756

Ladies and Gentlemen:

On behalf of Alexion Pharmaceuticals, Inc. (the “Company”), submitted herewith is a response to comments contained in the letter dated November 5, 2008 from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Vikas Sinha, the Company’s Senior Vice President and Chief Financial Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Item 1. Business, page 2

1.	We note your statement that you executed your latest amendment to the Lonza Agreement in June 2007 to provide for additional purchase commitments through 2013. Please include your amended supply agreement with Lonza Sales AG as an exhibit to the Form 10-K.

Response: In response to the Staff’s comment, the Company will file the amendment to the Large-Scale Product Supply Agreement, dated December 18, 2002, between the Company and Lonza Sales AG, providing for the additional purchase commitments, with its Annual Report on Form 10-K for the year ended December 31, 2008. The Company will also seek confidential treatment of certain portions of such amendment.

Item 1. Business, page 2

2.	We note your statements throughout the Form 10-K regarding the importance of your patents and other proprietary rights and that you have licensed patents from other parties. We also refer to your contractual obligations table on page 64 in which you list contractual obligations from licenses. To the extent that these licenses are material to your business, please revise your Business section to summarize the material terms of the license agreements. Your summary should describe payment provisions, the existence of royalty provisions, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and obligations that must be met to keep the license in place, duration and termination provisions. For example, we note you include as an exhibit to the Form 10-K a License Agreement dated March 27, 1996 with the Medical Research Council. The material terms of this license agreement should be included in the Business description of the Form 10-K. Please also include any other material license agreements as exhibits to the Form 10-K.

Royalties, page 54

6.	Please expand your disclosures to discuss the terms of the royalty payments the company is expected to pay to third parties, such as royalty rates and other significant terms as applicable. Please confirm that estimated royalty payments due in future periods have been included in the contractual obligations table on page 64 as appropriate.

Response to Comments 2 and 6: The Company believes that Comments 2 and 6 cover similar concepts and therefore has addressed both Comments in a single response. In response to the Staff’s Comments 2 and 6, the Company supplementally advises the Staff that the Company has one commercial-stage product, Soliris, which generates almost all of the Company’s current revenues. The Company has one license agreement that it deems material because the license is with respect to Soliris and because the Company currently pays royalties to a third party under it. This license agreement is with the Medical Research Council. The Company confirms that in its Annual Report on Form 10-K for the year ended December 31, 2008, the Company will provide disclosure substantially in the form set forth on Exhibit A attached hereto with respect to its license agreement with the Medical Research Council. The Company notes that certain key terms of the Medical Research Council license agreement have been accorded confidential treatment by the SEC and therefore the Company has not included certain specific financial terms in its disclosure that relate to the royalty rate and certain other payments. The Company also has two other licenses relating to Soliris that the Company does not deem material because no royalties are payable with respect to sales of Soliris for the treatment of paroxysmal nocturnal hemoglobinuria, or PNH. One such non-royalty bearing license relates to the Company’s acquisition of patents from the Oklahoma Medical Research Foundation in connection with the resolution of litigation between the parties. The terms of the purchase of the patents from OMRF are described on pages 4 and F-35 of the Company’s Form 10-K. The Company has no other licenses with respect to Soliris.

The Company has, in the ordinary course of its business, entered into various license agreements with third parties that relate to certain of the Company’s other product candidates, all of which are in the early stages of development. Because these licenses do not relate to Soliris, the Company’s business is not substantially dependent on these licenses and, therefore, the Company does not believe these licenses are material. Accordingly, the Company does not believe disclosure with respect to any third party licenses other than the Medical Research Council license is necessary at this time.

The Company also confirms that in future filings on Form 10-K the Company will clarify its disclosure with respect to intellectual property rights licensed from third parties substantially in the form set forth on Exhibit A.

The Company confirms that fixed amounts owed under third party licenses are included in the table on page 64. The third party licenses under which such fixed amounts are due relate to the Company’s product candidates in early stages of development and do not relate to Soliris. The Company has not included contingent royalties in the table on page 64. The Company is unable to predict with certainty the amount or specific timing of these royalty obligations because such payments are contingent on uncertainties such as future sales of the Company’s products and the existence and scope of third party intellectual property rights and other factors. The Company confirms that in future filings on Form 10-K it will provide additional disclosure concerning future contingent contractual and royalty payments substantially consistent with Exhibit A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and the Use of Estimates

Revenue Recognition, page 52

3.	Please revise your disclosures related to estimates of items that reduce gross revenue such as rebates payable and distribution and other fees paid to customers as follows:

•	Disclose the nature and amount of each accrual at the balance sheet date.

•	Disclose the factors that you consider in estimating each accrual

•	Disclose the major terms of material arrangements/agreements

•	Disclose a roll forward of the liability for each estimate for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

Response: In consideration of the Staff’s comment, the Company confirms that in future filings on Form 10-K, the Company will provide disclosure substantially consistent with Exhibit B. The additional disclosure provides additional information related to the nature and amounts of rebates payable, including the rollforward disclosure, and the factors considered in the estimates of such rebates.

The Company reaffirms its disclosure in its Form 10-K that reductions of revenue consist solely of (a) rebates payable under governmental programs, including Medicaid, and (b) fees paid to distributors.

While it is typical in the pharmaceutical industry for makers of drugs to provide rebates and other incentives to wholesalers, pharmacies, managed care organizations and others in the sales channel, the Company does not provide these incentives. In the United States, the Company provides rebates solely to state organizations pursuant to Medicaid regulations. Outside the United States, the Company currently provides rebates to one foreign government only. The rebates described above are payable pursuant to applicable rules and regulations of the appropriate governmental agency. As such, the Company is not party to any material arrangement or agreement with these governmental agencies with respect to such rebates. The Company notes that the total accrual for rebates is set forth on page F-23 of the Form 10-K and has also supplementally provided a rollforward of rebates payable in Exhibit B.

As the Company has disclosed in its Form 10-K for the year ended December 31, 2007, (i) Soliris is an orphan biological drug product and is more expensive than traditional drug products, (ii) the number of customers to whom the Company sells Soliris is small, (iii) the number of patients treated with Soliris is limited, (iv) the period of time from sale of product to patient infusion is short and (v) customers have no contractual rights of return. Because of these factors, the Company, through its financial reporting controls and procedures, believes that it is able to estimate rebates at the time of booking a sale such that future adjustments are insignificant.

Distribution fees paid to customers during the reporting period were not material. Fees paid to customers were comprised entirely of amounts payable to distributors. Due to the small number of patients that are treated with Soliris and the limited services required by the Company, the Company’s distribution costs are minimal. Distribution fees are known at the time of sale and not subject to adjustment in periods subsequent to the sale. For the year ended December 31, 2007, fees paid to customers that reduce revenue were 0.6% of sales and 0.4% of net loss. Due to the amount of such costs and the small number of customers, the Company does not believe that the arrangements or agreements with its distributors are material or require further disclosure at this time.

As the Company expands geographically, the nature and type of adjustments to revenue may change in future periods. The Company confirms that it will include disclosures related to future adjustments in similar rollforward format as disclosed in Exhibit B.

4.	Disclose your standard credit terms and explain why days’ sales in accounts receivable exceed those terms, if true.

Response: In response to the Staff’s comment, the Company confirms that in future filings on Form 10-K it will provide disclosure substantially consistent with Exhibit C which describes our standard payment terms, days’ sales in accounts receivable and explanations of reasons for our days’ sales outstanding exceeding our standard credit terms.

The Company’s standard credit terms vary based on the country of sale and range from 30 to 90 days. The Company’s days’ sales outstanding ranges from 80 to 100. The Company sells Soliris to a limited number of customers, and the Company evaluates the creditworthiness of each such customer on a regular basis. In certain European countries, sales by the Company are subject to payment terms that are statutorily determined. This is primarily the case in countries where the payor is government-owned or government-funded, which the Company considers to be creditworthy. It has been the Company’s experience that payment in such countries typically exceeds the Company’s credit terms, however, the Company has never experienced a bad debt write-off with regard to these customers and expects payment in full.

As disclosed within the critical accounting policies on page 53 of the Form 10-K, there are several factors that influence customers to generally carry limited inventory. Accounts receivable related to inventory in the sales channel is minimal due to, among other things, the higher cost of Soliris, lack of return rights and the short period of time between shipment and infusion.

Research and Development Expenses, page 55

5.	Please disclose the following information for each of your major active research and development project(s):

•	The costs incurred during each period presented and to date on the project;

•	The nature and estimated costs of the efforts necessary to complete the project;

•	The anticipated completion dates;

•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

•	The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.govidivisions/corpfin/cfcrq032001.htm

Response: The Company has considered the Staff’s comment and reviewed the Division’s “Current Issues and Rulemaking Projects Quarterly Update.” In consideration of the Staff’s comment, the Company confirms that in future filings on Form 10-K the Company will provide the additional disclosure substantially consistent with the disclosure set forth on Exhibit D, which includes (i) detailed description of research and development costs, (ii) table quantifying research and development costs, (iii) table quantifying clinical development costs by project and (iv) description of risks related to research and development. The disclosure in future filings on Form 10-K will continue to include a detailed analysis of changes in research and development expenses, consistent with our disclosure on page 59 of the 2007 Form 10-K.

The Company tracks its research and development expenses in two major categories: (i) external direct expenses and (ii) all other R&D expenses. “External direct expenses” consist of clinical development, product development and discovery research costs. The Company tracks external directs costs related to clinical development on an individual development program basis but does not track external direct product development and discovery research costs on such basis. “All other R&D expenses” consists of payroll and benefits, operating and occupancy costs and depreciation and amortization. The Company’s disclosure will also include, as set forth in Exhibit D, a table of external direct expenses related to the Company’s clinical development programs on a program by program basis.

The Company is unable to predict estimated costs to completion, anticipated completion dates or the period in which material net cash inflows from projects are expected to commence for its current research and development programs. The research and approval process for biologics is subject to a high degree of uncertainty. The time elapsed from initial research, through development and to approval of Soliris for the treatment of PNH was fifteen years. As described in the Company’s Risk Factors and further described in the expanded disclosures in Exhibit D, completion costs, completion dates and material inflows from the Company’s research and development programs are subject to significant risks and uncertainties, including the progress and results of clinical trial programs, responses from regulators on these clinical programs, allocation of resources among programs, availability of capital and competition and other barriers of entry for these programs. In addition to the expanded disclosures in Exhibit D, the Company will disclose forecasted research and development expenses for the 2009 fiscal year in the next Form 10-K filing.

Form 10-Q for the Quarterly period ended September 30, 2008

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements, page 5 13. Fair Value Measurement, page 11

13. Fair Value Measurement, page 11

7.	Please disclose the nature of your Level 2 assets classified in cash equivalents and describe the methods used to estimate their fair value.

Response: In response to the Staff’s comment, the Company confirms that in future filings on Form 10-K the Company will provide the additional disclosure substantially consistent with the disclosure set forth on Exhibit E. The revised disclosure (i) provides a more detailed description of the assets and liabilities included therein, and (ii) describes valuation techniques.

The Company notes that our Level 2 assets classified in cash equivalents consist entirely of an institutional money market fund held at a multinational financial institution and are valued based upon quoted prices of actively traded securities with similar investment characteristics and holdings. The value of $1.00 per share is provided by the Company’s investment custodian. The Company notes that the money market fund is also participating in the U.S. Treasury’s temporary guarantee program which further supports the $1.00 per unit net asset value.

DEF 14A

8.	We note that annual incentive bonuses are linked to the achievement of corporate, department and individual goals. Please revise your discussion to describe the corporate, department and individual goals used to determine annual incentive bonuses for Dr. Bell, Mr. Keiser, Dr. Squinto, Mr. Sinha and Mr. Dubin.

Response: In consideration of the Staff’s comment, the Company confirms that in its future proxy statement filings, the Company will provide additional disclosures substantially consistent with the disclosure set forth on Exhibit F relating to predetermined goals. The Company has revised disclosure to provide a description of the Company’s corporate goals. The Company further revised disclosure to clarify that predetermined annual corporate goals are one element in the Compensation Committee’s determination of annual incentive bonuses. The Compensation Committee establishes bonus targets each year and retains significant discretion in determining annual cash bonuses to be paid based on its review and assessment of the individual’s contribution to the Company, including contributions in support of the corporate goals, the individual’s total compensation compared to individuals in similar positions at the peer group of companies, and other individual accomplishments. The Compensation Committee also takes into account the individual’s contributions in resolving unanticipated matters, general economic conditions, and any other factors the Compensation Committee deems relevant for the period. The Company confirms that it will disclose such factors on which the Compensation Committee bases its annual bonus decisions in its future proxy statement filings. The Company also revised disclosure to make it clear that department and individual goals are set in support of corporate goals and overlap with the corporate goals, consisting of subgoals designed to achieve corporate goals.

The Company has disclosed all of the information about its corporate goals as set forth in Exhibit F with the limited exception of (i) specific revenue targets in specific geographic areas, (ii) specific targets for a number of patients treated with Soliris in specific geographic areas, and (iii) specific budget and pretax profit targets. The Company believes that disclosure of such specific information would cause substantial competitive harm to the Company by allowing its competitors to discern the Company’s confidential internal forecasts and confidential information about expectations with respect to financial performance which are highly confidential. Disclosure of specific targets for specific geographical areas with respect to revenue and patient numbers would indicate to competitors the Company’s areas of focus and allow them to identify the Company’s growth targets in specific areas. Disclosure of such information could allow competitors to conclude how aggressively the Company seeks growth in particular geographic areas and to focus their resources to compete against the Company in an unfair manner. The Company believes that the disclosure of all corporate goals with a limited exception of specific targets provides investors with adequate information about the Company’s corporate goals. In addition, the Company believes that disclosure of confidential specific targets which represent the Company’s internal operating metrics may be potentially misleading to investors as such specific targets are more aggressive than the public guidance provided by the Company. Based on the above, the Company respectfully reiterates its belief that specific revenue targets, specific targets for a number of patients treated with Soliris and specific budget and pretax profit targets are “commercial and financial information obtained from a person and privileged or confidential” under the provisions of Section (b)(4) of Rule 80 of the Freedom of Information Act and may be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information, please telephone either Michael Greco (203-271-8336) or the undersigned (203-271-8906).

Very truly yours,

/s/ Vikas Sinha
Vikas Sinha
Senior Vice President and Chief Financial Officer

cc:	Leonard Bell, Alexion Pharmaceuticals, Inc.
Thomas Dubin, Alexion Pharmaceuticals, Inc.
Scott Phillips, Alexion Pharmaceuticals, Inc.
Michael Greco, Alexion Pharmaceuticals, Inc.
Patrick O’Brien, Ropes and Gray LLP Michael Braunstein PricewaterhouseCoopers LLP

Exhibit A

License Agreement with Medical Research Council

In March 1996, the Company entered into a license agreement with the Medical Research Council, or MRC, whereby MRC granted to the Company worldwide non-exclusive rights to certain patents related to the humanization and production of monoclonal antibodies. We pay MRC royalties on a quarterly basis with respect to sales of Soliris. The royalty is payable until the last to expire of the patents covered by the license agreement, which is expected to be in 2015. MRC may terminate the license if Alexion files for bankruptcy or becomes insolvent, or if Alexion fails to perform its obligations under the agreement and such failure is not remedied within three months after delivery of notice. Under the agreement, Alexion has agreed to (a) make royalty payments with respect to sales of Soliris, (b) promote the sale of Soliris of good marketable quality, and (c) use reasonable endeavors to meet market demand.

*************************

Patents and Proprietary Rights

.....” We owe royalties and other fees to a licensor of certain patents in connection with Soliris for PNH, and we may owe royalties and fees with respect to any future commercial manufacture and sale of our product candidates...”

*************************

Contractual Obligations

…The contractual obligations table above does not include contingent royalties we may owe to third parties in the future because such payments are contingent on future sales of our products and the existence and scope of third party intellectual property rights and other factors described under the “Risk Factors”.

Exhibit B

Critical Accounting Policies

Revenue Recognition

Net Product Sales

…We record estimated rebates payable under governmental programs, including Medicaid and programs in Europe, as a reduction of revenue at the time product sales are recorded. Our calculations related to these rebate accruals require estimates, including estimates of customer mix, to determine which sales will be subject to rebates and the amount of such rebates. We update our estimates and assumptions each period and record any necessary adjustments to our reserves. Generally, the length of time between product sale and the processing and reporting of the rebates is three to nine months.

Upon reconciliation of government reporting to our sales records, we revise our estimates of rebates payable, which may have an impact on revenue in the period in which the adjustment was made. Due to the limited number of rebate programs, the small number of patients treated with Soliris, the short period of time from sale of product to patient infusion and the lack of contractual rights of return, we are able to estimate rebates payable to third parties such that future adjustments are insignificant.

We have provided balances and activity in the rebates payable account for the year ended December 31, 2007 as follows:

Rebates payable
Balance at December 31, 2006	$—
Allowances for sales during 2007	(1,024)
Payments made for sales during 2007	18
Balance at December 31, 2007	$(1,006)

Because of the pricing of Soliris, the limited number of patients, the short period from sale of product to patient infusion and lack of contractual return rights, Soliris customers generally carry limited inventory. We monitor inventory within our distribution channel to determine whether deferral of sales are required related to inventory in our sales channels. To date, actual refunds and returns have been negligible.

We also record distribution and other fees paid to our customers as a reduction of revenue. These costs are known at the time of sale, resulting in minimal adjustments subsequent to the period of sale.

Exhibit C

Accounts Receivable

(Insert instead of the first paragraph)

Our standard credit terms vary based on the country of sale and range from 30 to 90 days. Our days’ sales outstanding ranges from 80 to 100. We sell Soliris to a limited number of customers, and we evaluate the creditworthiness of each such customer on a regular basis. In certain European countries, sales by us are subject to payment terms that are statutorily determined. This is primarily the case in countries where the payer is government-owned or government-funded, which we consider to be creditworthy. It has been our experience that length of time from sale to receipt of payment in such countries typically exceeds our credit terms. We make judgments as to our ability to collect outstanding receivables and will provide allowances for the portion of receivables if and when collection becomes doubtful.

Exhibit D

Results of Operations

Research and Development Expenses, page 55

Our research and development expense includes personnel, facility and external costs associated with the research and development of our product candidates, as well as product development costs.

We group our research and development expenses into two major categories: external direct expenses and all other R&D expenses.

External direct expenses are comprised of costs paid to outside parties for clinical development, product development and discovery research. Clinical costs are comprised of costs to conduct and manage clinical trials related to Soliris and other product candidates. Product development costs, which historically relate primarily to Soliris, are those incurred in performing duties related to post-approval manufacturing development and regulatory functions. Discovery research costs are incurred in conducting laboratory studies and performing preclinical research for other uses of Soliris and other product candidates. Clinical costs have been accumulated and allocated to each of our programs, while product development and discovery research costs have not been allocated.

All other R&D expenses consist of costs to compensate personnel, to maintain our facility, equipment and overhead and similar costs of our research and development efforts. These costs relate to work on our clinical and preclinical products as well as our discovery research efforts. These costs have not been allocated directly to each program.

The following table provides information regarding research and development expenses:

	Year Ended December 31, 2007	Year Ended December 31, 2006
Clinical development	17,294	$32,262
Product development	11,944	8,035
Discovery research	2,801	4,973

Total external direct expenses	32,039	45,270

Payroll and benefits	29,634	30,061
Operating and occupancy	4,615	5,520
Depreciation and amortization	2,673	2,374

Total other R&D expenses	36,922	37,955

Research and development expense	$68,961	$83,225

The following table summarizes external direct expenses related to our clinical development programs. Please refer to Item 1, Business, for a description of each of these programs:

	Year Ended December 31, 2007	Year Ended December 31, 2006
External Direct Expenses:
Soliris: PNH program	14,049	16,901
Soliris: non-PNH programs	521	—
CD200 program	35	—
Pexelizumab	1,847	11,866
Other	842	3,495

	17,294	32,262

At this time, due to the risks inherent in the clinical trial process and given the early stages of our various product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our programs for potential commercialization. While we are focused on advancing each of our product development programs, our future R&D expenses will depend on the determinations we make as to the scientific and clinical success of each program, as well as ongoing assessments as to program’s commercial potential. As such, we are unable to predict how we will allocate available resources among our product development programs in the future.

The successful development of our drug candidates is uncertain and subject to a number of risks. A large portion of our annual expenses relate to commercialization of Soliris and general and administrative costs. We may not have or be able to raise the necessary capital to support both commercialization of Soliris as well as each of our development programs through and until commercialization. Further, we cannot guarantee that results of clinical trials will be favorable or sufficient to support regulatory approvals for our other programs. We could decide to abandon development or be required to spend considerable resources not otherwise contemplated. For additional discussion regarding the risks and uncertainties regarding our development programs, please refer to the Risk Factors in this Form 10-K, including the risk factors set forth on page          (“If we fail to obtain the capital necessary to fund our operations, we will be unable to continue the commercialization of Soliris or continue to complete our product development”),         (“If we are unable to engage and retain third-party collaborators, our research and development efforts may be delayed”),         (“None of our product candidates except for Soliris has received regulatory approvals”),         (“Completion of pre-clinical studies or clinical trials does not guarantee advancement to the next phase of development”) and          (“There are many reasons why drug testing could be delayed or terminated”).

Exhibit E

Notes to Condensed Consolidated Financial Statements, page 5 13. Fair Value Measurement, page 11

13. Fair Value Measurement, page 11

SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to the valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2008, and indicates the fair value hierarchy of the valuation techniques we utilized to determine such fair value:

		Fair Value Measurement at September 30, 2008 Using
Balance Sheet Account	Instrument Type	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	Institutional money market funds	$118,384	$—	$118,384	$—
Marketable securities	U.S. Corporate notes	$1,700	$—	$1,700	$—
Other assets	Foreign currency forward contracts	$7,734	$—	$7,734	$—

Valuation Techniques

Our cash equivalents classified as Level 2 within the valuation hierarchy consist entirely of an institutional money market fund held at a multinational financial institution and are valued based upon quoted pricing of securities with similar investment characteristics and holdings. Our marketable securities include corporate notes that are valued based upon pricing provided by our custodial agent and are classified within Level 2 of the valuation hierarchy. Our derivative assets and liabilities include foreign exchange derivatives that are measured at fair value using observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties’ credit risks. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. Based on our continued ability to trade securities and enter into forward contracts, we consider the markets for our fair value instruments to be active.

As of September 30, 2008, there has not been any impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties’ credit risks.

Exhibit F

Annual Incentives Bonuses

Annual cash incentive bonuses are designed to reward annual achievements and to be commensurate with executive officers’ scope of responsibilities, demonstrated leadership, management abilities and effectiveness in their respective roles. Annual incentive bonuses are also intended to retain executive officers and to reward, in the short-term, significant contributions to the success of the Company. While Alexion’s policy is to base a significant portion of its senior executives’ cash compensation on annual incentive bonuses, no senior executive of Alexion is guaranteed an annual incentive bonus. The Compensation Committee in its discretion may also increase or decrease an executive’s bonus payment based on an executive’s individual performance during a given year.

Annual cash incentive awards are not based on a rigid mathematical formula. Rather, the Compensation Committee retains significant discretion in determining annual cash bonuses to be paid based on its assessment of the individual’s contribution to the Company, the individual’s total compensation compared to individuals in similar positions at the peer group of companies, and other individual accomplishments. The Compensation Committee also takes into account the individual’s contributions in resolving unanticipated matters, general economic conditions, and any other factors the Compensation Committee deems relevant. One element of the Compensation Committee’s evaluation of performance is a review of the achievement of the pre-determined annual corporate goals. The goals are intended to focus management’s priorities in the operation of the Company but it is not intended to be the only element in the Committee’s determination of incentive bonuses. Accordingly, the compensation of each executive officer is based in part on the objective assessment of the achievement of corporate goals and in part on the subjective assessment of factors the Compensation Committee determines to consider at the end of each year with respect to the contribution of each executive to the business of the Company.

At the beginning of each calendar year, the Compensation Committee establishes annual corporate performance goals. Corporate goals are proposed by management and approved by the Board of Directors on an annual basis. These corporate goals target the achievement of specific research, development, clinical, commercial, operational and financial milestones. In order to better focus the Company’s priorities, corporate goals are intentionally set by the Compensation Committee at a level that is achievable only as a result of superior performance. The Compensation Committee takes this factor into account in determining annual incentive bonuses. Our corporate goals for 2008 were as follows:

•

Specific revenue targets in the U.S. and the E.U.; specific targets for the number of patients treated with Soliris in the U.S. and the E.U.; and specific targets for global expansion of commercial sales of Soliris;

•	Limiting operating expenses to a budgeted target and achieving a target pre-tax profit;

•	Expanding number of indications for eculizumab, initiating clinical development for CD200 monoclonal antibody in chronic lymphocytic leukemia and in-licensing of new product candidates;

•	Reducing manufacturing risk and securing a cost-effective supply chain; progress in validation and approval of the manufacturing facility; certifying additional vendors; and

•	Evaluating and implementing systems and processes to support expanding operations and organizational growth, organizational development, talent development and succession plan.

To optimize achievement of corporate goals, department and individual goals are set during the first quarter of each calendar year in support of annual corporate goals. Department and individual goals for 2008 overlapped with our corporate goals for 2008 and consisted of subgoals designed to achieve our corporate goals.

While corporate goals were utilized by the Compensation Committee in determining bonuses, the Compensation Committee also subjectively considered the following factors when determining annual incentive bonuses for 2008:1

[1]	The Company confirms that it will provide a list of other factors considered by the Compensation Committee in determining 2008 bonuses.